5/16/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

YELL

Yell Finance B.V.

Financial Information for the year ended 31 March 2002

FINANCIAL REVIEW FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries and affiliates, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT").

The following information should be read in conjunction with the combined and consolidated financial information for the Yell Group, on pages 14 to 27. The financial information for the Yell Group for the year ended 31 March 2002 (the "2002 financial year") includes successor and predecessor financial information for Yell as described below. The attached financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States ("US GAAP").

Overview

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States. We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT.

The predecessor combined financial information for the Yell Group for periods prior and up to 22 June 2001 represents an aggregation of the financial information of Yell's classified directories and related operations in the United Kingdom and in the United States whilst they were still part of BT. The successor consolidated financial information for the Yell Group for the period after the purchase from 23 June 2001 to 31 March 2002 represents a consolidation of the financial information of Yell Finance B.V. and its subsidiaries.

The historical financial information for the 2002 financial year represents an aggregation of the predecessor results through 22 June 2001 and the successor results from 23 June 2001 to 31 March 2002.

The Yell Purchase

The total cost of acquiring the businesses and companies comprising the Yell Group was £2,007.6 million, giving rise to total goodwill of £1,703.1 million with an estimated life of 20 years. In connection with this purchase, we borrowed £2,089.0 million, comprising £1,450.0 million from financial institutions (approximately £500 million of which was refinanced through the issue of senior notes), £549.0 million from a consortium of investors led by Apax Partners and Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") (which was loaned to us through our parent company Yell Group Limited, net of financing fees paid) and £100.0 million from the vendor, a BT affiliate (which was also loaned to us through Yell Group Limited).

The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, our increased leverage has led to a significant increase in interest payable. In addition, the increase in goodwill of £1,235.9 million resulting from the purchase has led to a significant increase in the amortisation of goodwill. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The McLeod Acquisition

On 16 April 2002, we acquired McLeodUSA Media Group, Inc. and its subsidiaries ("McLeod"), one of the largest independent directory publishers in the United States, for $600.0 million plus expenses. McLeod published 260 directory editions during the year ended 31 December 2001 and generated turnover of $298.4 million and EBITDA, excluding a management fee paid to McLeod's former parent, of $56.7 million for that period (based on US GAAP private company financial statements prepared for the sale of McLeod). The acquisition doubled the number of states in which we operate within the United States. Our review below of the Yell Group's historical results of operations does not give effect to this acquisition, which occurred following the end of our 2002 financial year. The financing of the acquisition is discussed below under "Liquidity and Capital Resources—Capital Resources".

Effect of US Expansion

The change of the geographic mix of our business resulting from our Yellow Book acquisition in 1999 as well as the strategy we have pursued of rapid growth and geographic expansion of our business in the United

States has had an important effect on our financial results during the periods under review, including our profit margins. These factors, together with the McLeod acquisition, are expected to continue to have an important impact on our financial results in the future.

In the 2002 financial year, over 67% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In contrast, we have been expanding our geographic coverage in the United States, both through further acquisitions of independent directory publishers and through new directory launches. Directory launches into new markets necessarily require us to incur higher costs, and our position as an independent competitor in our markets often leads us to charge lower advertising prices than those offered by incumbent competitors. As a result, in the 2002 financial year, for example, our gross profit margin for our UK printed directories was approximately 63%, compared to 40% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

While we expect to continue to expand our geographic coverage in the United States, we do not intend in the near to medium term to continue to launch new directories at the same rate as in recent years. We have increased our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins, as our US operations become more established.

Summary Operating Results

Our results for our 2001 and 2002 financial years are summarised in the table below:

	Year ended 31 March		
	2001	**2002[1] Aggregated**	**Percent increase (decrease)**
	(£ in millions, unless otherwise directed)		
Group turnover	774.3	865.4	11.8%
Cost of Sales	(316.0)	(387.0)	22.5%
Gross Profit	458.3	478.4	4.4%
Distribution costs	(21.7)	(24.0)	10.6%
Administrative costs	(249.1)	(302.8)	21.6%
Operating Profit	187.5	151.6	(19.1)%
EBITDA[2]			
UK Operations	206.3	210.4	2.0%
US Operations	16.3	32.1	96.9%
Group	222.6	242.5	8.9%
Adjusted EBITDA[3]			
UK Operations	206.3	210.4	2.0%
US Operations	27.9	35.1	25.8%
Group	234.2	245.5	4.8%
Gross profit margin	59.2%	55.3%	
Adjusted EBITDA margin	30.2%	28.4%	
Operating profit margin	24.2%	17.5%	
Cash inflow from operations less net capital expenditure[4]	171.0	182.5	6.7%

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.*

(2) *EBITDA comprises total operating profit before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measurement used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.*

(3) *Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the US management incentive plan. The expenses in periods through 22 June 2001 are excluded because the plan was terminated on 22 June 2001. Adjusted EBITDA is not a measure of performance under UK or US GAAP. We believe that adjusted EBITDA is a relevant measurement to assess our underlying financial performance.*

(4) *During the 2002 financial year we did not deduct the £11.7 million of capital expenditure relating to the one-off purchase of the car fleet from BT that was later sold to a finance company.*

Certain operational results for the years ended 31 March 2001 and 2002 are summarised in the table below:

	Year ended 31 March	
	2001	2002
UK Operational Information[1]		
Directory editions published	84	89
Directories advertisers[2] (thousands)	654	678
Total advertisements (thousands)	861	898
Unique advertisers[3] (thousands)	418	438
Turnover per unique advertiser (pounds)	1,239	1,234
Unique advertiser market penetration[4] (%)	21.6	22.1
Unique advertiser retention rate[5] (%)	82.5	79.5
US Operational Information[1][6]		
Directory editions published	306	272
Directories advertisers[2] (thousands)	251	246
Total advertisements (thousands)	1,157	1,224
Unique advertisers[3] (thousands)	152	166
Turnover per unique advertiser (pounds)	1,450	1,711
Unique advertiser market penetration[4] (%)	4.5	9.2
Unique advertiser retention rate[5] (%)	74.0	70.1

(1) *Refers to our UK printed directories and US printed directories only.*

(2) *Number of businesses advertising in individual directories that were billed during the period. No adjustment is made for businesses advertising in two or more directories.*

(3) *Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(4) *Number of unique printed directory advertisers as a proportion of the number of companies in the areas covered by our directories, based on our own business records or independent research.*

(5) *Proportion of advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high.*

(6) *Data for unique advertisers, turnover per unique advertiser and unique advertiser retention rate differ from previously reported numbers following further integration of our US information systems which eliminated overlap in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.*

Factors Affecting Results of Operations

Group Turnover

We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book, Business Pages and McLeod (from 16 April 2002 following the 2002 financial year). We also generate turnover from online-related activities such as online advertising, website design and domain name sales; from Talking Pages; and from Yell Data. We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, while others have lower-than-average levels. For example, during our 2002 financial year, the four financial quarters accounted for 22.4%, 23.3%, 23.4% and 30.9% of Group turnover, respectively. The quarterly distribution of turnover will continue to be uneven, and the distribution during our 2002 financial year is not necessarily representative of what we will experience during the 2003 financial year. The re-phasing or timing of distribution into an earlier or later period also affects the quarterly distribution of turnover. By the same token, because our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues, this provides better visibility of our expected near-term financial results than might otherwise be the case. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the United States, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the United Kingdom during most of the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry in July 1996, as we could not through 31 December 2001 raise advertising rates in our Yellow Pages directories if the UK Retail Price Index ("RPI") was less than 2%. This has restricted our ability to raise prices in the United Kingdom. We are not subject to any regulatory price constraints in the United States. During our 2002 financial year, the average price of advertising in our Yellow Pages directories decreased by 0.4%, as compared to an increase of 0.7% during our 2001 financial year. Effective January 2002, we are now required to cap the rates charged for advertising sold after that date in our Yellow Pages directories at RPI minus 6% for an expected period of four years from January 2002. Because of the time lapse between sales under the new rates and the publication of the corresponding directories, the new price cap did not have a significant effect on our 2002 financial year results as it affected only three directories published in March 2002.

When RPI is less than 6%, this new price cap will require us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our Yellow Pages directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect.

In the 2002 financial year approximately 60.4% of our Group turnover was affected by a price cap, as compared to 64.4% during the 2001 financial year. Had the revised price cap affected all Yellow Pages directories published in the 2002 financial year, assuming no change in advertising volume or our sales mix, we estimate that our turnover would have been reduced by approximately £21 million.

Cost of Sales

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

In general, we recognise the cost of sales for each directory on completion of delivery of that directory. In our US operations, we have historically launched some of our new directories by publishing a prototype directory in which free advertisements are given to advertisers in the first directory, in which case we recognise costs for that directory when incurred. Prototype directories have had the effect on our US operations of increasing cost of sales relative to turnover in periods where they have been utilised. We have no current plans to launch prototype directories during the 2003 financial year.

We anticipate that cost of sales will increase as we expand and introduce new directories and other products. Our expansion into new markets in the United States also increases our employee costs. In addition to requiring a larger sales force, the commissions we pay to our sales force tend to be higher in new markets, as our commission structure pays higher remuneration for new advertisers.

Cost of sales also includes bad debt expense, which has increased as a percentage of turnover following the Yellow Book acquisition due to our policy of accepting higher credit risk customers in order to build market share in certain US markets. Our Yellow Pages business currently has relatively low bad debt expense as compared to Yellow Book due to our established market position in the United Kingdom. Our Yellow Book business operates in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which we historically have intentionally allowed for a higher rate of bad debt expense. For example, during the 2002 financial year, bad debt expense as a percentage of turnover in the United Kingdom was nearly half of the average percentage in the United States. In addition, in order to expand its advertiser base, Yellow Book USA's creditworthiness requirements intentionally are not as stringent as those of Yellow Pages, which has resulted in a comparatively higher level of bad debt expense. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of Yellow Book USA's advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

Paper is our largest raw material and one of our largest variable cost items. In recent years paper prices have fluctuated significantly. In the 2002 financial year, paper costs were equivalent to approximately 6.5% of Group turnover and approximately 13.6% of our total cost of sales in the United Kingdom and represented approximately 17.2% of our total cost of sales in the United States.

Distribution Costs and Administrative Expenses

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

Administrative expenses have increased primarily due to an increase in the amortisation of goodwill following the Yell purchase.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is subject to the disclosure requirements of UK Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). A valuation of this scheme was carried out at 31 March 2002 by a qualified independent actuary. The net liability measured in accordance with FRS 17 was approximately £1 million, which is not materially different from amounts recorded.

Year ended 31 March 2002 compared to year ended 31 March 2001

Group Turnover

The following table sets forth, for each of the periods indicated, our turnover in pounds sterling and as a percentage of group turnover for the periods indicated:

	Year ended 31 March			
	2001		2002[(1)] Aggregated	
	(£ in millions)	(%)	(£ in millions)	(%)
UK printed directories				
Yellow Pages	502.2	64.8	525.8	60.8
Business Pages	15.6	2.0	14.7	1.7
	517.8	66.8	540.5	62.5
US printed directories	220.4	28.5	284.1	32.8
Other product and services	36.1	4.7	40.8	4.7
Group turnover	774.3	100.0	865.4	100.0

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.*

Group turnover increased by £91.1 million, or 11.8%, from £774.3 million in the 2001 financial year to £865.4 million in the 2002 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

UK printed directories. Turnover from UK printed directories increased by £22.7 million, or 4.4%, from £517.8 million in the 2001 financial year to £540.5 million in the 2002 financial year. Turnover from Yellow

Pages directories increased by £23.6 million, or 4.7%, from £502.2 million in the 2001 financial year to £525.8 million in the 2002 financial year. A lower level of demand for business-to-business advertisements during the year resulted in turnover from our Business Pages directories decreasing by £0.9 million, or 5.8%, from £15.6 million in the 2001 financial year to £14.7 million in the 2002 financial year.

The growth in turnover of UK printed directories consisted entirely of organic growth and reflects primarily increases in advertising volumes and the introduction and take-up of colour advertising in directories published from October 2001, offset in part by decreases in advertising prices as a result of the regulatory price cap.

Our increase in advertising volumes was due in part to the acquisition of new advertisers, as the number of unique advertisers increased by 5% from approximately 418,000 during the 2001 financial year to approximately 438,000 during the 2002 financial year. The increase in unique advertisers reflected, amongst other things our "First Steps" marketing initiative, which was introduced in March 2000 and provided an incentive to new advertisers of a 50% discount in the first year and a 25% discount in the second year on non-display advertisements.

Our retention rates decreased to 79.5% during the 2002 financial year as compared to 82.5% during the prior financial year, mainly reflecting the lower renewal rate among the large proportion of first-time advertisers that we acquired in the prior year when we introduced our First Steps programme. This decrease also reflects a slight increase in the percentage of advertisers that did not renew due to business failure and other forms of uncontrollable advertiser loss.

The turnover per unique advertiser decreased marginally from £1,239 during the 2001 financial year to £1,234 during the 2002 financial year. This reflected the increase in new advertisers taking advantage of discounts offered as part of the "First Steps" programme, which was offset in part by (a) increased turnover from "First Steps" advertisers who joined the programme in the prior year and renewed at the lower discount available during the second year and (b) additional revenues generated by the introduction and take-up of colour advertising in directories published from October, 2001. We currently expect that colour advertising will continue to affect our turnover positively going forward in the short term and help compensate for downward pressures on UK prices.

US printed directories. Turnover from US printed directories increased by £63.7 million, or 28.9%, from £220.4 million in the 2001 financial year to £284.1 million for the 2002 financial year. New directories launched during the 2002 financial year accounted for approximately £34 million of the increase.

Same market growth of approximately £12 million, or 6.5%, during the 2002 financial year was the second most important factor contributing to this increase. Same market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle. Rescoped directories are directories where we redefine the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories. Our calculation of same market growth above does not include our business-to-business directory which experienced a decline in revenues of £1.3 million, due to a shortened canvassing period resulting from the events of September 11, 2001 and a reallocation of the sales force to other directories. Further, it does not include a £0.3 million decline in Nassau community directories, as a new rescoped wide area Nassau county directory marketed alongside the community directories as an advertising alternative was not published until the beginning of this financial year, preventing an equivalent same-market comparison for the period. Finally, it does not include the effect of the Cincinatti directory which was published in the prior period shortly after its acquisition (once sales had already been made) and which had decreased revenues of £0.9 million after we instituted stronger credit controls and made other changes designed to increase the quality of revenues.

Our rate of same market growth for US printed directories in the 2002 financial year was affected in part by difficult market conditions in the United States, which may have decreased the amount of advertising spend that some advertisers were willing to devote to our directories, prevented or discouraged some advertisers from renewing advertising and reduced generally the pool of new small businesses that were potential new advertisers.

The balance of the increase in turnover benefited from movement in the dollar to pound sterling exchange rate and also came from directories that we published for the first time since we acquired them, including in some cases acquired directories that we rescoped and combined with existing directories.

We sold advertising to 166,000 unique advertisers during the 2002 financial year, a net increase of 14,000 unique advertisers as compared to the 152,000 unique advertisers we had during the 2001 financial year. In the United States, customer retention rates for the 2002 financial year were 70.1% compared to 74.0% for the 2001 financial year and were affected by the large number of launches in the prior year which traditionally have lower retention rates in early cycles.

Turnover per unique advertiser for US printed directories has increased from £1,450 during the 2001 financial year to £1,711 during the 2002 financial year. This growth has been largely due to increases in volume and mix of types of advertising sold.

Other products and services. Turnover from other products and services increased by £4.7 million, or 13.0%, from £36.1 million in the 2001 financial year to £40.8 million in the 2002 financial year. This was due largely to growth in our online services relating to Yell.com, which grew from £8.3 million to £14.9 million during the period, partially offset in each case by reductions in other products and services.

Cost of Sales

The following table sets forth, for each of the periods indicated, our cost of sales in pounds sterling and as a percentage of the related turnover for the periods indicated:

	Year ended 31 March			
	2001		2002(1) Aggregated	
	(£ in millions)	(%)	(£ in millions)	(%)
UK printed directories				
Yellow Pages	171.4	34.1	192.6	36.6
Business Pages	5.7	36.5	5.6	38.1
Total	177.1	34.2	198.2	36.7
US printed directories	126.0	57.2	171.7	60.4
Other product and services	12.9	35.7	17.1	41.9
Total cost of sales	316.0	40.8	387.0	44.7

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.*

Total cost of sales increased by £71.0 million, or 22.5%, from £316.0 million in the 2001 financial year to £387.0 million in the 2002 financial year.

Cost of sales for UK printed directories increased by £21.1 million, or 11.9%, from £177.1 million in the 2001 financial year to £198.2 million in the 2002 financial year. This was due primarily to an increase in employee costs, which resulted from an increase in the size of our sales force corresponding with growth in the UK business as well as an increase in annual salaries.

Cost of sales for US printed directories increased by £45.7 million, or 36.3%, from £126.0 million in the 2001 financial year to £171.7 million in the 2002 financial year. This increase reflected growth in the US business, the significant additional costs associated with the launch of new directories, particularly in the fourth quarter, and an increase in our pre-press costs as a result of using two suppliers on a parallel basis whilst the work is transitioned to a new supplier, which was partially offset by a decrease in prototype directory costs. The costs of launching new prototype directories in the United States were approximately £2 million in the 2002 financial year as compared to approximately £9 million during the 2001 financial year. During the 2003 financial year, we expect a decreased number of new directory launches, and we have no current plans to launch any new prototype directories.

Cost of sales for other products and services increased by £4.2 million, or 32.6%, from £12.9 million in the 2001 financial year to £17.1 million in the 2002 financial year. This increase is broadly in line with the related increase in turnover during that same period and is due primarily to increased costs from Yell.com and Talking Pages.

Our consolidated bad debt expense was £53.2 million (or approximately 6% of Group revenue) in the 2002 financial year, as compared with £37.4 million (or approximately 5% of Group revenue) in the 2001 financial year. In the United Kingdom, our bad debt expense was approximately 4% of UK printed directories turnover in the 2002 financial year, as compared with approximately 4% of UK printed directories turnover in the 2001 financial year. In the United States, where our creditworthiness requirements are intentionally not as stringent as those of Yellow Pages, our bad debt expense was approximately 9% of US printed directories turnover in the 2002 financial year, as compared with approximately 8% of US printed directories turnover in the 2001 financial year. This change reflected a slight deterioration in collection rates due to challenging economic conditions.

Gross Profit

Gross profit increased by £20.1 million, or 4.4%, from £458.3 million in the 2001 financial year to £478.4 million in the 2002 financial year. Gross profit margin decreased from 59.2% in the 2001 financial year to 55.3% in the 2002 financial year, reflecting primarily the lower gross profit margins associated with Yellow Book USA and the increased contribution of our US business.

Gross profit from UK printed directories of £342.3 million in the 2002 financial year was slightly higher than the £340.7 million reported in the 2001 financial year. Gross profit margin on UK printed directories decreased from 65.8% in the 2001 financial year to 63.3% in the 2002 financial year, primarily reflecting the increased sales employee costs described above.

Gross profit from US printed directories increased from £94.4 million during the 2001 financial year to £112.4 million for the 2002 financial year. Gross profit margin on US printed directories was 42.8% in the 2001 financial year and 39.6% in the 2002 financial year. The decrease reflected the high level of new directory launches in 2002. As described above, we currently expect a lower level of new launches during 2003.

Gross profit from other products and services increased by £0.5 million, or 2.2%, from £23.2 million in the 2001 financial year to £23.7 million in the 2002 financial year. The gross profit margin on other products and services decreased from 64.3% in the 2001 financial year to 58.1% in the 2002 financial year.

Distribution Costs and Administrative Expenses

Distribution costs increased by £2.3 million, or 10.6%, from £21.7 million in the 2001 financial year to £24.0 million in the 2002 financial year. Most of the increase arose from higher delivery costs in the United States, due to the greater number of directories circulated. Distribution costs excluding Yellow Book USA's financial results remained flat for the 2002 financial year when compared to the 2001 financial year.

Administrative expenses increased by £53.7 million, or 21.6%, from £249.1 million in the 2001 financial year to £302.8 million in the 2002 financial year. The increase was due primarily to an increase in the amortisation of goodwill following the Yell purchase.

Excluding amortisation of goodwill from all periods, administrative expenses increased by £5.1 million, or 2.2%, from £227.0 million in the 2001 financial year to £232.1 million in the 2002 financial year. This increase included a 1.3% increase in US administrative expenses which primarily arose from ongoing employee costs, movement in the dollar to pound sterling exchange ratio and increased advertising and promotional costs from new directory launches. The increase also included a 2.9% increase in UK administrative expense, arising primarily from costs incurred during the period in connection with increased employee and other costs in the UK to operate on a stand-alone basis, increased depreciation related to the car fleet transferred from BT in March 2001, and the implementation of our SAP management information system, offset by decreased advertising and promotional costs.

Operating Profit

Operating profit decreased by £35.9 million, or 19.1%, from £187.5 million in the 2001 financial year to £151.6 million in the 2002 financial year. Our operating profit margin decreased from 24.2% in the 2001 financial year to 17.5% in the 2002 financial year, principally reflecting the effect of amortising the higher level of goodwill from the date of the Yell purchase (which is reflected in the significant increases in administrative costs).

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are as defined on page 3. For the 2002 financial year, Adjusted EBITDA was £245.5 million, or 4.8%, higher than Adjusted EBITDA for the same period in the prior financial year. The increase in Adjusted EBITDA benefited from growth in gross profit, partially offset by the increase in administrative expenses, both as described above.

The Adjusted EBITDA margin for the 2002 financial year was 28.4%, down from 30.2% for the same period in the prior financial year. These movements in margin largely reflect movements in the gross profit margin as explained above. For periods following the Yell purchase, there is no difference between Adjusted EBITDA and EBITDA.

Net Interest Payable

Net interest payable was £164.4 million, comprising both cash interest and non-cash interest, in the 2002 financial year, compared to £24.5 million in the 2001 financial year. Of this £164.4 million net interest payable, £94.7 million was payable in respect of cash interest. The increase in net interest payable was due to the increased leverage resulting from the Yell purchase and, to a lesser extent, a write-off in August 2001 of £5.3 million of fees related to the bridge loans entered into in connection with the Yell purchase that were refinanced with proceeds from an issuance of senior notes.

Profit/(Loss) Before and After Tax

Profit on ordinary activities before tax was £163.0 million in the 2001 financial year as compared to a loss of £12.8 million in the 2002 financial year.

Tax on profit on ordinary activities decreased by £41.7 million, or 69.2%, from £60.3 million in the 2001 financial year to £18.6 million in the 2002 financial year. There is a tax charge for the 2002 financial year, albeit a reduced charge, even though there is an accounting loss. This is due to the effect of non-deductible goodwill amortisation in the UK and tax losses in the US for which no credit is available. There was a £7.3 million tax charge for the period from 23 June to 31 March 2002. This is lower than periods before the Yell purchase due to the decrease in taxable profit, largely as a result of increased interest payable. Taxation during all the periods presented primarily arose as UK corporation tax on the results of our UK operations. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

We had a loss after tax of £31.4 million in the 2002 financial year compared to profit after tax of £102.7 million in the 2001 financial year for the reasons described above. Had the acquisition taken place on 1 April 2000, we estimate that we would have had a loss after tax of £71.7 million in the 2002 financial year compared to a loss after tax of £84.0 million in the 2001 financial year, as a result of the increase to goodwill amortisation and interest.

Liquidity and Capital Resources

Prior to the Yell purchase, our principal source of liquidity was cash flow generated from our operations and from loans from BT to fund acquisitions. Going forward, we will continue to fund our existing business largely from cash flows generated from our operations. In addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities, of which the full amount was available as of 31 March 2002.

Our net cash inflow from operating activities was £194.1 million in the 2001 financial year and £196.3 million in the 2002 financial year.

Our capital expenditure was £23.1 million in the 2001 financial year and £14.9 million in the 2002 financial year. In the 2002 financial year, this capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administration staff. The predecessor Yell Group also paid £11.7 million to BT in the period from 1 April through 22 June 2001 for the transfer of a car fleet to one of our subsidiaries in March 2001. We currently expect to spend approximately £25 million for capital expenditure in the 2003 financial year, primarily on information technology systems.

Prior to the Yell purchase, our financing activities were limited to transactions with BT. On 22 June 2001, we received cash from borrowings of £2,028.9 million and the issue of £1.0 million in share capital to fund the Yell purchase. The amounts borrowed on 22 June 2001 and cash paid to BT on that date, include £40.0 million we drew from the £100.0 million revolving credit facility for the funding of a reserve for an adjustment based on a post-closing determination of net working capital. We repaid all amounts owed under the revolving credit facility in July 2001 when BT refunded the actual amount of the adjustment we agreed.

Capital Resources

At 31 March 2002, we had cash of £100.1 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, or any payment of interest on amounts outstanding under or repayment of an existing bridge facility, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We financed the McLeod acquisition, completed on 16 April 2002, through $250.0 million of senior bank financing and a $250.0 million bridge facility together with $87.7 million of additional funds in the form of subordinated non-cash pay loans from investors in our parent company, channelled through our parent company, and $37.3 million of unrestricted cash from our available cash balances. As a result, our overall borrowings increased by approximately £410 million.

We had net debt of £2,004.0 million at 31 March 2002. We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. No one has guaranteed our obligations under the notes or has any obligation to provide additional equity financing to us. The first principal repayments we are required to make on the senior credit facilities are on 30 September 2002 in the amounts of £25.8 million and $0.9 million. The table below sets forth the maturity profile of our debt at 31 March 2002.

	Payments Due by Period				
Debt	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(£ in millions)				
Long-term loans and other borrowings					
Term Loan A	600.0	51.0	183.0	246.0	120.0
Term Loan B	175.0	—	—	—	175.0
Term Loan C	179.6	1.8	3.6	3.6	170.6
Senior Sterling Notes due 2011	250.0	—	—	—	250.0
Senior Dollar Notes due 2011	140.3	—	—	—	140.3
Senior Discount Dollar Notes due 2011	114.6	—	—	—	114.6
Subordinated Parent Company Loan	685.3	—	—	—	685.3
Other	0.7	0.6	0.1	—	—
Total Debt	2,145.5	53.4	186.7	249.6	1,655.8
Unamortised financing costs	(41.4)				
Cash at bank	(100.1)				
Net debt at end of period	2,004.0				

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt on Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") as defined in the senior credit facilities, cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we have maintained the financial ratios for the year ended 31 March 2002 in compliance with these debt covenants.

We do not have any off-balance sheet arrangements other than the contingent liability to certain key US employees and the interest rate hedges discussed below.

The following table sets forth our contractual obligations as at 31 March 2002:

	Within 1 year	2-3 years	4-5 years	After 5 years	Total
	(£ in millions)				
Long term debt	53.4	186.7	249.6	1,655.8	2,145.5
Operating lease obligations	13.2	17.5	13.8	31.9	76.4
Total	66.6	204.2	263.4	1,687.7	2,221.9

Treasury Policy

Our treasury operation's primary role is to manage liquidity, funding investment and our financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

Our board of directors sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by our board of directors. It is likely that derivative financial instruments, including forward foreign exchange contracts, if entered into, will be used only for hedging purposes.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have currently hedged and expect to continue to hedge nearly 100% of the indebtedness under the senior credit facilities for 27 months using interest rate swaps, with a review of this strategy on a quarterly basis. At 31 March 2002 the group has £11.3 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our Yellow Book operations in the United States into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

At 31 March 2002, we had £382.3 million of borrowings denominated in dollars and £1,058.4 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2002 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

- If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates then the interest payable with respect to our variable-rate indebtedness in the 2002 financial year would have been £1.0 million higher or lower, respectively, taking into account our hedging arrangements, or £10.6 million higher or lower, respectively, without taking into account hedging arrangements.
- If the average exchange rate of the dollar as measured against the pound sterling were 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2002 financial year would have been approximately £2.6 million lower or £3.2 million higher, respectively.

Under UK GAAP, gains and losses on these hedging instruments are deferred and only recognised in income when the underlying transaction is recorded. In 2002, the amount of hedging loss that was not recognised under UK GAAP was £11.3 million.

Our exposure to interest rate fluctuations will depend on the amount of variable rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of dollar and pounds sterling denominated indebtedness and the extent of any hedging arrangements.

Differences between UK and US GAAP

Our combined and consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, "push-down" accounting for payments made to certain management by BT, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its retail value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Furthermore, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships, which are amortised over a much shorter life than the goodwill recorded under UK GAAP.

Yell Group Unaudited Financial Information

The condensed unaudited financial information on the following pages is presented in accordance with UK GAAP. The profit and loss account and cashflow statement for the year ended 31 March 2002 is an aggregation of the pre-acquisition and post-acquisition periods. See note 1 on page 17.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	Year ended 31 March 2000 £m	2001 £m	2002 Aggregated £m
Turnover				
Continuing operations		523.5	758.5	860.3
Acquisitions		98.7	15.8	5.1
Group turnover	2	622.2	774.3	865.4
Cost of sales		(242.1)	(316.0)	(387.0)
Gross profit		380.1	458.3	478.4
Distribution costs		(16.2)	(21.7)	(24.0)
Administrative expenses		(170.8)	(249.1)	(302.8)
Operating profit/(loss)				
Continuing operations		199.8	186.8	151.0
Acquisitions		(6.7)	0.7	0.6
Total operating profit	2	193.1	187.5	151.6
Net interest payable	3	(10.8)	(24.5)	(164.4)
Profit/(loss) on ordinary activities before taxation		182.3	163.0	(12.8)
Tax on profit/(loss) on ordinary activities	4	(57.7)	(60.3)	(18.6)
Profit/(loss) for the financial year	11	124.6	102.7	(31.4)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 March 2000 £m	2001 £m	2002 Aggregated £m
Profit/(loss) for the financial year	124.6	102.7	(31.4)
Currency movements	1.6	22.7	(2.9)
Total recognised gains/(losses) for the financial year	126.2	125.4	(34.3)

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

COMBINED AND CONSOLIDATED BALANCE SHEETS

	Notes	At 31 March 2000 £m	2001 £m	2002 £m
Fixed assets				
Intangible assets	5	370.5	429.3	1,640.5
Tangible assets	6	22.0	42.7	30.0
Investment		1.5	1.9	2.1
Total fixed assets		394.0	473.9	1,672.6
Current assets				
Stocks	7	75.1	87.5	90.9
Debtors	8	209.4	278.1	337.3
Cash at bank and in hand		4.7	24.8	100.1
Total current assets		289.2	390.4	528.3
Creditors: amounts falling due within one year				
Loans and other borrowings	9	(21.8)	(97.2)	(53.4)
Other creditors	10	(89.8)	(133.0)	(146.7)
Total creditors: amounts falling due within one year		(111.6)	(230.2)	(200.1)
Net current assets		177.6	160.2	328.2
Total assets less current liabilities		571.6	634.1	2,000.8
Creditors: amounts falling due after more than one year				
Loans and other borrowings	9	(201.3)	(221.8)	(2,050.7)
Other creditors	10	(5.3)	(18.0)	—
Total creditors: amounts falling due after more than one year		(206.6)	(239.8)	(2,050.7)
Net assets/(liabilities)		365.0	394.3	(49.9)
Capital and reserves				
Called up share capital	11	—	—	0.1
Share premium account	11	—	—	0.9
Profit and loss account	11	—	—	(50.9)
BT's net investment in the Yell Group	11	365.0	394.3	—
Equity shareholders' funds/(deficit)		365.0	394.3	(49.9)

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2000	2001	2002 Aggregated
		Year ended 31 March		
		£m	£m	£m
Net cash inflow from operating activities		190.6	194.1	196.3
Returns on investments and servicing of finance				
Interest paid		(11.3)	(25.9)	(94.7)
Finance fees paid		—	—	(49.4)
Net cash outflow from returns on investments and servicing of finance		(11.3)	(25.9)	(144.1)
Taxation		(0.9)	(1.6)	(0.4)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(10.8)	(23.1)	(14.9)
Sale of tangible fixed assets		—	—	1.1
Payment for assets transferred from BT		—	—	(11.7)
Net cash (outflow) for capital expenditure and financial investment		(10.8)	(23.1)	(25.5)
Net cash (outflow) for acquisitions				
Purchase of subsidiary undertakings, net of cash acquired		(406.0)	(39.0)	(1,582.6)
Cash (outflow)/inflow before financing		(238.4)	104.5	(1,556.3)
Financing				
Issue of ordinary share capital		—	—	1.0
Net cash contributions from/(distributions to) BT	11	39.3	(150.7)	—
Cash retained by BT on acquisition		—	—	(40.8)
New loans issued		206.4	66.0	2,543.5
Borrowings repaid		—	—	(872.1)
Net cash inflow/(outflow) from financing		245.7	(84.7)	1,631.6
Increase in net cash in the year		7.3	19.8	75.3
Increase in net debt resulting from cash flows	12	(199.1)	(46.2)	(1,546.7)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000	2001	2002 Aggregated
	Year ended 31 March		
	£m	£m	£m
Total operating profit	193.1	187.5	151.6
Depreciation	6.5	13.0	20.2
Goodwill amortisation	11.2	22.1	70.7
Increase in stocks	(2.8)	(12.4)	(4.7)
Increase in debtors	(34.6)	(60.8)	(49.4)
Increase in creditors	15.8	37.9	7.4
Other	1.4	6.8	0.5
Net cash inflow from operating activities	190.6	194.1	196.3

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation, combination and consolidation

Presentations in the profit and loss account and cash flow statement for the years ended 31 March 2000 and 2001 of certain immaterial amounts related to an investment have been reclassified to conform with the presentations in the 2002 financial year.

The principal activity of the Yell Group is publishing classified advertising directories in the United Kingdom and the United States.

The financial information presented here for the two years ended 31 March 2001 represents an aggregation of the historical financial information of Yellow Pages and of Yellow Book, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout those two years. The capital structure of the Yell Group and its interest charges, goodwill amortisation, administration costs, pension costs and tax charges during that period and for the period up to 22 June 2001 are significantly different from those that have existed since the acquisition. In particular, BT's net investment in the Yell Group was replaced by share capital, reserves and external borrowings.

Prior to 6 March 2001, Yellow Pages was a business unit of BT and did not form a separate legal entity, nor was it structured with a holding company as a separate legal entity. As a stand-alone business unit within BT, Yellow Pages provided its own administration and management; however, BT did provide some services including, but not limited to, treasury, cash management (including participation in BT's cash pooling system), employee benefit administration, and legal and professional services.

Yellow Pages has been allocated or charged costs from BT for certain administration and other services supplied. These costs have been allocated based on reasonable estimates and are insignificant to the total value of services provided by BT. The results, assets and liabilities included in the financial information are affected by the financing, taxation and cost allocation arrangements of BT for all periods up to 22 June 2001.

Substantially all funding of the Yell Group's businesses was financed via BT's net investment and loans issued by BT up until 22 June 2001, and thereafter by a number of shareholder and third party debt facilities as detailed in note 9. In the balance sheet at 31 March 2000 and 2001, trading and short-term treasury cash management balances with BT were included in debtors and creditors as appropriate.

Up until the acquisition on 22 June 2001, Yell management regarded BT as the ultimate controlling party of the Group. Thereafter, management regards Apax Partners and Hicks Muse, the leaders of the consortium that purchased the Yell Group, as the ultimate controlling parties.

The unaudited condensed pro forma financial information for the Yell Group, as if the acquisition took place on 1 April 2000, for the years ended 31 March 2001 and 2002, is as follows:

	2001	2002
	£m	£m
Group turnover	774.3	865.4
Profit/(loss) for the financial year	(84.0)	(71.7)

Turnover and operating profits in respect of acquisitions shown separately in the profit and loss account relate to Yellow Book (plus three minor acquisitions) in the year ended 31 March 2000, three minor acquisitions in the year ended 31 March 2001, and four minor acquisitions in the year ended 31 March 2002.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on combination in order to present the Yell Group's combined and consolidated financial information on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group's businesses have been eliminated in the preparation of this combined and consolidated financial information.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

The preparation of the combined and consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

2. Segmental analysis

The Group is a publisher of classified advertising directories in the United Kingdom and the United States. Turnover is principally derived from the sale of advertising in such publications. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The information on segments presented are based on the segmental operating results regularly reviewed by the Group's chief operating decision maker (the CEO).

The Group's operations are a unitary business and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets agreed in advance. The CEO reviews the turnover and operating results for each main product.

Segmental information is provided in respect of UK directories, US directories and "UK other", which principally comprises online services, Talking Pages and Yell Data.

	Turnover	Depreciation and amortisation	Operating profit/ (loss)
	£m	£m	£m
Year ended 31 March 2000			
UK printed directories	494.7	4.8	207.4
Other	28.8	0.7	(7.6)
Total United Kingdom	523.5	5.5	199.8
US directories (seven months from date of acquisitions)	98.7	12.2	(6.7)
Group total	622.2	17.7	193.1
Year ended 31 March 2001			
UK printed directories	517.8	6.4	220.9
Other	36.1	1.6	(22.6)
Total United Kingdom	553.9	8.0	198.3
US directories	220.4	27.1	(10.8)
Group total	774.3	35.1	187.5
Year ended 31 March 2002 (aggregated)			
UK printed directories	540.5	53.8	152.4
Other	40.8	6.2	(2.0)
Total United Kingdom	581.3	60.0	150.4
US directories	284.1	30.9	1.2
Group total	865.4	90.9	151.6

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

3. **Net interest payable**

	Year ended 31 March		
	2000	2001	2002 Aggregated
	£m	£m	£m
Senior credit facilities	—	—	61.5
Senior high yield sterling and dollar notes	—	—	36.4
Subordinated parent company loan	—	—	46.3
Bridging facilities	—	—	7.0
Loans from BT	10.8	24.5	5.8
Other	—	—	0.2
Amortisation of financing costs	—	—	9.5
Total interest payable	10.8	24.5	166.7
Interest receivable	—	—	(2.3)
Net interest payable	10.8	24.5	164.4

(a) Interest on the subordinated parent company loan rolls up into the principal balance and is not due until the maturity or repayment of the loan.

4. **Tax on profit on ordinary activities**

	Year ended 31 March		
	2000	2001	2002 Aggregated
	£m	£m	£m
United Kingdom			
UK corporation tax at 30%	58.3	60.0	22.0
Foreign taxes	(0.6)	0.3	—
Total current tax	57.7	60.3	22.0
Deferred tax			
Origination and reversal of timing differences in the United Kingdom	—	—	(3.4)
Tax on profit on ordinary activities	57.7	60.3	18.6

For periods prior to the acquisition on 22 June 2001, total tax on profit on ordinary activities is computed by applying the UK corporation tax rate at 30% throughout the periods presented to UK taxable profits. Operations in the United States gave rise to a tax net operating loss of £81.6 million for the year to 31 March 2002 (2001—£15.7 million loss, 2000—£31.5 million loss), which is available to offset taxable income arising in the United States in future years.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

4. **Tax on profit on ordinary activities (continued)**

The tax for the period is higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

	Year ended 31 March		
	2000	2001	2002 Aggregated
	£m	£m	£m
Profit/(loss) on ordinary activities before tax	182.3	163.0	(12.8)
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (30%)	54.7	48.9	(3.8)
Effects of:			
Non-deductible UK goodwill amortisation	—	—	13.5
Other expenses not deductable for tax purposes	0.2	0.9	1.8
US tax losses	9.7	7.0	10.2
Other timing differences	(4.9)	5.0	4.3
Higher tax rates on overseas earnings	(2.0)	(1.5)	(4.0)
Total current tax	57.7	60.3	22.0
Deferred tax	—	—	(3.4)
Tax on profit on ordinary activities	57.7	60.3	18.6

5. **Intangible assets**

Goodwill

	Year ended 31 March		
	2000	2001	2002
	£m	£m	£m
Gross book value			
Balance at beginning of the year	—	381.9	464.6
Additions prior to acquisition from BT	378.8	34.8	—
Currency movements (pre-acquisition)	3.1	47.9	2.6
Eliminated on acquisition from BT	—	—	(467.2)
Additions arising on acquisition from BT	—	—	1,703.1
Other additions	—	—	7.1
Currency movements (post-acquisition)	—	—	(4.4)
Total gross book value at end of the year	381.9	464.6	1,705.8
Amortisation			
Balance at beginning of the year	—	11.4	35.3
Charge for period prior to acquisition from BT	11.2	22.1	5.4
Currency movements (pre-acquisition)	0.2	1.8	0.2
Eliminated on acquisition from BT	—	—	(40.9)
Charge on goodwill arising on acquisition from BT	—	—	65.3
Currency movements (post-acquisition)	—	—	—
Total amortisation at end of the year	11.4	35.3	65.3
Net book value at end of the year	370.5	429.3	1,640.5

Goodwill is amortised on a straight line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

6. Tangible fixed assets

Tangible fixed assets, comprising primarily computers and office equipment, are summarised as follows:

	Year ended 31 March		
	2000	2001	2002
	£m	£m	£m
Cost			
Balance at beginning of the year	39.2	55.6	74.1
Acquisitions of subsidiary undertakings	6.4	0.3	—
Additions	14.2	21.2	15.1
Transfer of assets from BT	—	11.7	—
Disposals	(4.3)	(15.9)	(27.2)
Adjustment on acquisition[a]	—	—	(15.8)
Currency movements	0.1	1.2	—
Total cost at end of the year	55.6	74.1	46.2
Depreciation			
Balance at beginning of the year	29.4	33.6	31.4
Acquisitions of subsidiary undertakings	2.0	—	—
Charge for the year	6.5	13.0	20.2
Disposals	(4.3)	(15.9)	(19.6)
Adjustment on acquisition[a]	—	—	(15.8)
Currency movements	—	0.7	—
Total depreciation at end of the year	33.6	31.4	16.2
Net book value at end of the year	22.0	42.7	30.0

(a) Adjustment to reflect the net book value of assets acquired as gross cost on acquisition.

The net book value of fixed assets included amounts of £0.7 million (2001—£1.2 million, 2000—£1.1 million) in respect of assets held under finance leases.

Additions to tangible fixed assets comprised:

	Year ended 31 March		
	2000	2001	2002 Aggregated
	£m	£m	£m
Computers and office equipment	13.8	19.1	14.2
Motor vehicles and other	0.3	12.7	0.4
Leasehold improvements	0.1	1.1	0.5
Total additions to tangible fixed assets	14.2	32.9	15.1

Net book value at the end of each year comprised:

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Computers and office equipment	19.0	29.0	28.6
Motor vehicles and other	1.4	12.3	0.7
Leasehold improvements	1.6	1.4	0.7
Net book value at the end of year	22.0	42.7	30.0

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

7. **Stocks**

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Directories in progress	70.8	84.3	84.6
Other	4.3	3.2	6.3
Total stocks	75.1	87.5	90.9

8. **Debtors**

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Trade debtors [(a)]	164.0	229.4	287.3
Other debtors	—	—	6.8
Accrued income [(a)]	42.0	43.9	32.1
Prepayments	3.4	4.8	7.7
Deferred tax asset[(b)]	—	—	3.4
Total debtors	209.4	278.1	337.3

(a) The Group's trade debtors and accrued income are stated after deducting provisions of £71.4 million at 31 March 2002 (2001—£60.9 million, 2000—£44.4 million) for doubtful debts and sales allowances. The amount charged to the Group profit and loss account for doubtful debts for the year ended 31 March 2002 was £53.2 million (2001—£37.4 million, 2000—£29.0 million).

(b) Deferred tax falls due after more than one year.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

9. **Loans and other borrowings**

	Interest rate	At 31 March		
		2000	2001	2002
	%	£m	£m	£m
Amounts falling due within one year				
Senior credit facilities[a][b]	8.35	—	—	52.8
Other US dollar loans	7.40	19.6	92.3	—
Yellow Book loans notes US dollar		1.4	3.9	—
Net obligations under finance leases		0.8	1.0	0.6
Total amounts falling due within one year		21.8	97.2	53.4
Amounts falling due after more than one year				
Senior credit facilities[a][b]	8.35	—	—	878.2
High yield notes:				
Senior sterling notes[c]	10.75	—	—	241.0
Senior dollar notes[d]	10.75	—	—	135.3
Senior discount dollar notes[e]	13.76	—	—	110.8
Subordinated parent company loan[f]	9.11	—	—	685.3
US dollar loan notes 2009[g]	8.90	188.1	211.0	—
Other US dollar loans[h]	7.40	0.4	—	—
Yellow Book loan notes US dollar[i]	7.70	12.6	10.1	—
Net obligations under finance leases		0.2	0.3	0.1
Other		—	0.4	—
Total amounts falling due after more than one year		201.3	221.8	2,050.7
Net loans and other borrowings		223.1	319.0	2,104.1

(a) Facilities comprise three term loans of £600.0 million, £175.0 million and £179.6 million which are due in 2008, 2009 and 2010, respectively. The senior credit facilities were drawn down in full in order to fund the acquisition of the Yell Group. In addition to the term loans, the senior credit facilities include a revolving credit facility of £100.0 million. At 31 March 2002, no amounts are outstanding under the revolving credit facility. The senior credit facilities have first priority security over substantially all of the Group's assets.

(b) The terms of the credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") as defined in the senior credit facilities cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding twelve month period and reported to the providers of the senior credit facilities on a quarterly basis. The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2002 in compliance with these debt covenants.

(c) This represents a £250.0 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year, beginning 1 February 2002. The notes are unsecured and rank equally with each other and existing and future senior debt.

(d) This represents a $200.0 (£140.3) million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year, beginning 1 February 2002. The notes are unsecured and rank equally with each other and existing and future senior debt.

(e) This represents a $288.3 (£114.6) million aggregate principal amount and accreted interest of 13.50% senior discount dollar notes due 2011. The issue price of each senior discount dollar note was $521.3 (£365.7) per $1,000.0 (£701.5) principal amount at maturity. Interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior debt. The 13.76% interest rate represents the rate of return on the notes including the unwinding of the discount.

(f) The subordinated parent company loan has the same terms as the deep discount bonds that the parent company issued to its shareholders and the vendor loan notes the parent company owes to BT. The principal amount of deep discount bonds issued to shareholders was £549.0 million. The bonds mature in 2021 and were issued at a discount to par yielding 10.00% per annum and have no requirement to pay cash interest. The vendor loan notes were advanced in the sum of £100.0 million in the original principal amount. The notes mature in 2013 and bear interest at a floating rate equal to the six-month sterling LIBOR which will accrue and be paid only on redemption of the notes.

(g) This represented a $300.0 (£210.5) million long-term note issued by BT on the acquisition of Yellow Book as part of the refinancing of the US operations. The notes were repaid immediately upon the acquisition from BT.

(h) This represented loans due to the BT Group arising on acquisition of Yellow Book and on further subsequent acquisitions by Yellow Book, all of which were repaid upon the acquisition from BT.

(i) This represented amounts due to senior management of Yellow Book in connection with the acquisition of Yellow Book by BT on 31 August 1999. The notes were repayable over the four years ending 31 August 2003 and accrued interest at the average US treasury bill rate plus 2.00%. These notes were repaid immediately upon the acquisition from BT.

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

9. Loans and other borrowings (continued)

Repayments fall due as follows:

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Within one year, or on demand	21.8	97.2	53.4
Between one and two years	4.0	5.1	76.9
Between two and three years	4.4	5.7	109.8
Between three and four years	5.0	—	133.8
Between four and five years	—	—	115.8
After five years	188.1	211.0	1,655.8
Total due for repayment after more than one year	201.5	221.8	2,092.1
Total repayments due	223.3	319.0	2,145.5
Deferred finance costs	(0.2)	—	(41.4)
Total loans and other borrowings	223.1	319.0	2,104.1

The above balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2002		
	Principal amount	Deferred finance costs	Net balance
	£m	£m	£m
Senior credit facilities	954.6	(23.6)	931.0
High yield notes:			
Senior sterling notes	250.0	(9.0)	241.0
Senior dollar notes	140.3	(5.0)	135.3
Senior discount dollar notes	114.6	(3.8)	110.8
Subordinated parent company loan	685.3	—	685.3
Other	0.7	—	0.7
Total loans and borrowings	2,145.5	(41.4)	2,104.1

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

10. Other creditors

(a) Amounts falling due within one year

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Trade creditors	20.2	21.4	14.9
Amounts owed to BT	9.4	20.6	1.4
Corporation tax	1.4	5.5	9.4
Other taxation and social security	8.8	11.9	19.1
Other creditors	2.8	3.1	8.1
Accrued expenses	33.2	44.8	66.6
Deferred income	14.0	25.7	27.2
Total other creditors falling due within one year	89.8	133.0	146.7

(b) Amounts falling due after more than one year

Amounts of £5.3 million and £18.0 million were accrued for in respect of the Yellow Book and the Group management incentive plans in the years ended 31 March 2000 and 2001, respectively. Effective on the sale of the Group, these plans were terminated.

11. Changes in equity shareholders' funds/(deficit)

(a) BT's net investment in the Yell Group (pre 22 June 2001)

	Year to 31 March 2000	Year to 31 March 2001	Period from 1 April 2001 to 22 June 2001
	£m	£m	£m
Balance at beginning of the period	142.7	365.0	394.3
Profit for the period	124.6	102.7	15.8
Net investment/(distributions) from/(to) BT	39.3	(150.7)	—
Taxation settled by BT on behalf of the Yell Group	56.8	54.6	—
Currency movements[a]	1.6	22.7	0.8
Balance at end of the period (pre-acquisition)	365.0	394.3	410.9
Cash retained by BT on acquisition			(40.8)
Taxation to be settled by BT after acquisition			17.1
Identifiable net assets sold by BT			387.2
Elimination of BT invested capital on acquisition from BT			(387.2)
Balance at 22 June 2001 (post-acquisition)			—

(a) The cumulative foreign currency translation adjustment was £25.1 million at 22 June 2001 (31 March 2001—£24.3 million, 31 March 2000—£1.6 million)

(b) Reconciliation of movement in the consolidated equity shareholders' funds (post 22 June 2001)

	Share capital	Share premium	Profit and loss account	Total
	£m	£m	£m	£m
Issue of share capital (ordinary shares at par value)	0.1	0.9	—	1.0
Loss for the period	—	—	(47.2)	(47.2)
Currency movements	—	—	(3.7)	(3.7)
Balance at 31 March 2002	0.1	0.9	(50.9)	(49.9)

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

12. Movements in net debt

(a) Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year—excluding overdraft	Debt due after one year	Net debt
	£m	£m	£m	£m
At 1 April 1999	(2.6)	—	—	(2.6)
Cash flow	7.3	(19.8)	(186.6)	(199.1)
Balances assumed on acquisitions	—	(2.0)	(12.9)	(14.9)
Currency movements	—	—	(1.8)	(1.8)
At 31 March 2000	4.7	(21.8)	(201.3)	(218.4)
Cash flow	19.8	(74.8)	8.8	(46.2)
Currency movements	0.3	(0.6)	(29.3)	(29.6)
At 31 March 2001	24.8	(97.2)	(221.8)	(294.2)
Cash inflow before acquisitions and financing	26.3	—	49.4	75.7
Cash retained by BT on acquisition	(40.8)	—	—	(40.8)
Cash inflow from financing:				
—before acquisition	12.4	(12.4)	—	—
—on acquisition	2,029.9	(592.8)	(1,436.1)	1.0
—after acquisition	502.2	—	(502.2)	—
Repayment of loans:				
—on acquisition	(332.1)	109.7	222.4	—
—after acquisition	(540.0)	540.0	—	—
Cash outflow on acquisitions	(1,582.6)	—	—	(1,582.6)
Vendor loan note	—	—	(100.0)	(100.0)
Interest and amortised fees	—	—	(65.0)	(65.0)
Other	—	(0.2)	2.0	1.8
Currency movements	—	(0.5)	0.6	0.1
At 31 March 2002	100.1	(53.4)	(2,050.7)	(2,004.0)

(b) Reconciliation of net cash flow to movements in net debt

	Year ended 31 March		
	2000	2001	2002 Aggregated
	£m	£m	£m
Increase in cash in the year	7.3	19.8	75.3
Net cash inflow from increase in debt	(206.4)	(66.0)	(1,622.0)
Increase in net debt resulting from cash flows	(199.1)	(46.2)	(1,546.7)
Balances assumed on acquisitions	(14.9)	—	—
Vendor loan note	—	—	(100.0)
Interest and amortised fees	—	—	(65.0)
Currency movements	(1.8)	(29.6)	0.1
Other non cash items	—	—	1.8
Increase in net debt in the year	(215.8)	(75.8)	(1,709.8)
Net debt at beginning of the year	(2.6)	(218.4)	(294.2)
Net debt at end of the year	(218.4)	(294.2)	(2,004.0)

CONDENSED UNAUDITED FINANCIAL INFORMATION

YELL GROUP

NOTES TO THE FINANCIAL INFORMATION (continued)

13. Financial commitments and contingent liabilities

	At 31 March		
	2000	2001	2002
	£m	£m	£m
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:			
Within one year	5.9	1.0	3.9
Between one and five years	2.8	3.5	3.3
After five years	5.8	6.0	6.0
Total payable within one year	14.5	10.5	13.2

Future minimum operating lease payments for the Group at 31 March 2002 are as follows:

	£m
Payable in the year ending 31 March:	
2003	13.2
2004	9.0
2005	8.5
2006	7.2
2007	6.6
Thereafter	31.9
Total future minimum operating lease payments	76.4

Operating lease commitments are mainly in respect of leases of land and buildings.

There are no contingent liabilities or guarantees other than:

- approximately $50 million payable to certain Yellow Book management that would crystallise in the event of a sale or quotation of our parent company and be settled in cash or allotment of shares;
- UK National Insurance in respect of share options granted by our parent company to management and employees in March 2002, being 11.8% of the difference between the share price on the date of vesting and the exercise price; and
- those arising in the ordinary course of the Yell Group's business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

The Group does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Group.

14. Post balance sheet events

On 16 April 2002, the Yell Group announced the completion of the acquisition of McLeodUSA Publishing Company, one of the largest independent directory publishers in the United States, from its parent company McLeodUSA Incorporated, for $600 million (£421 million) plus expenses of approximately $25 million (£17 million). McLeodUSA Publishing Company published 260 directory editions during the year ended 31 December 2001 and generated turnover of approximately $300 million (£209 million). The acquisition doubled the number of states in which the Yell Group operates within the United States.

At 31 March 2002, the Group had received bank commitments for $250 million (£175 million) of senior bank financing and a $250 million (£175 million) bridge facility, which were used together with additional funds from existing investors and unrestricted cash to finance the McLeod acquisition.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), our margins, the level of new directory launches and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our registration statement on Form F-4 filed with the SEC on August 29, 2001 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16 2002

YELL FINANCE B.V.
(Registrant)

By: [signature]
Name: John Condron
Title: Chief Executive Officer